August 8, 2007
Via Facsimile (202-772-9203)
and Federal Express
Mr. James Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Station Place
100 F. Street, N.E.
Washington, D.C. 20549
FOR COMMISSION USE ONLY

RE:	SEC Letter dated July 9, 2007
Re: Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007
File No. 0-08084
Dear Mr. Allegretto:
     Thank you for your recent letter providing comments on the financial statements and disclosures contained in the above captioned report of Connecticut Water Service, Inc. (the “Company”) previously filed with the U.S. Securities and Exchange Commission (the “SEC”). We appreciate your input and trust that you will find this letter responsive. Our responses follow and are presented in the order found in your letter.
Form 10-K for the Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Critical Accounting Policies and Estimates, page 18
1.	We note that beginning in 2007, you will record deferred revenues of $3.8 million a year, for a total of $4.8 million. Please provide us supplementally with the journal entries you plan to record during 2007 and the entries you plan record in 2008 when you begin receiving a portion of the $4.8 million. Please also explain your basis for these journal entries.

Mr. James Allegretto
U.S. Securities and Exchange Commission
August 8, 2007

     On July 18, 2006, The Connecticut Water Company (“CWC”), a wholly owned subsidiary of the Company filed an application with the Connecticut Department of Public Utility Control (“DPUC”) under Conn. Gen. Statutes § 16-19 to increase its rates approximately $14.6 million annually. On January 16, 2007, the DPUC issued a decision on the filing (Docket 06-07-08). In its approval order, the DPUC approved a Settlement Agreement, that allowed CWC an increase of approximately $10.9 million in annual revenues. The Settlement Agreement requires CWC to defer collection of a portion of the revenue increase on its Balance Sheet, as it will bill the $10.9 million increase in two phases through water customer rate changes. The deferral period is from January 1, 2007 through March 31, 2008. The DPUC decision requires CWC to defer collection of $318,587 per month during that 15-month period. The cumulative Journal entry that will be recorded during all of 2007 and the first three months of 2008 is as follows:

Debit- Regulatory Asset	$4,778,805
Credit- Revenues	($4,778,805)
     On April 1, 2008, CWC will begin collecting the Regulatory Asset ($4,778,805) accrued during the previous 15 month period. Water customer’s bills will include, beginning April 1, 2008, an increase reflective of the Regulatory Asset to be recovered over a 20-year period. The monthly Journal entry that will be recorded to amortize the Regulatory Asset is as follows:

Debit- Amortization Expense	$19,912
Credit- Regulatory Asset	($19,912)
     The Company will also collect cash from customers for the amortization expense during this period. The specific basis for these Journal entries is the January 16, 2007 Final Decision of the DPUC in Docket 06-07-08. Application of the Connecticut Water Company to Amend Rate Schedules – Appendix B: “Amended Settlement Agreement,” a copy of which was filed as Exhibit 99.2 to the Company’s Form 8-K report on January 18, 2007. The final decision is also publicly available at the Internet website of the DPUC and is enclosed supplementally for your reference.
     We believe it is appropriate to record a regulatory asset under paragraph 9 of SFAS 71 for the amounts the DPUC requested that we defer for the period January 1, 2007 to March 31, 2008. The DPUC decision is explicit that these deferred costs should be recovered from ratepayers and there were no challenges to these costs after the parties (DPUC, DPUC Staff, Interveners and the Company) agreed to the 22.3% rate increase effective January 1, 2007. The Company will be allowed to earn a return on the deferral during the recovery period as the deferred amount is reflected in the Company’s rate base. The returns provided for in the final decision (10.125% on ROE) are equivalent to those granted to other investor-owned utilities in Connecticut in the recent past.

Mr. James Allegretto
U.S. Securities and Exchange Commission
August 8, 2007

Financial Statements, page F-1
Consolidated Statements of Comprehensive Income, page F-4
2.	It appears you have included the SFAS 158 transition adjustment required by paragraph 16(a) of SFAS 158 in comprehensive income. Please tell us how the inclusion of the transition adjustment in other comprehensive income complies with paragraph A7 of SFAS 158.
     In its adoption of SFAS 158, and the transition adjustment required by paragraph 16(a) of the statement, the Company included the transition adjustment in Other Comprehensive Income for the fiscal year ended December 31, 2006.
     After reviewing the specifics of our Company’s adoption, we believe that we did not implement the transition provisions of SFAS 158 as required by the standard. Specifically, the Company should have applied the transition adjustment ($152,000) as a direct adjustment to Accumulated Other Comprehensive Income (AOCI) as of December 31, 2006. It should not have included the transition adjustment in determining Other Comprehensive Income (OCI) for the year ending December 31, 2006.
     The Company does not believe that this misapplication of SFAS 158 is material or quantitatively significant or resulted in a material misstatement of the financial statements. The $152,000 misstatement represented 2.2% of 2006 Comprehensive Income, and was clearly disclosed in the Company’s financial statements. The next time that the Company files its full year 2006 financial statements with the SEC, it will correct the misapplication of SFAS 158. Additionally, the Company will indicate in its June 30, 2007 Form 10-Q the misstatement in the 2006 financial statements.
Note 1: Summary of Significant Accounting Policies, page F-7
Revenues, page F-7
3.	Please revise your disclosure to include revenue recognition policies for your real estate transactions segment and your services and rentals segment. In addition, please clarify the point in time revenues from water customers are recognized. For example, we infer that metered customers revenue is recognized as water is used. It is not clear when revenue is recognized for fire protection customers. Finally, you may want to clarify your discussion of unbilled revenues to state the point in time such accrued revenues are “earned”.
The following is the disclosure made by the Company in its Form 10-K for the fiscal year ended December 31, 2006, as filed on March 16, 2007:

Mr. James Allegretto
U.S. Securities and Exchange Commission
August 8, 2007

Revenues – Most of our water customers are billed quarterly, with the exception of larger commercial and industrial customers, as well as public fire protection customers who are billed monthly. Most customers, except fire protection customers are metered. Revenues from metered customers are based on their usage multiplied by approved, regulated rates. Public fire protection charges are based on the length of the water main, and number of hydrants in service. Private fire protection charges are based on the diameter of the connection to the water main. Our water companies accrue an estimate for the amount of revenues relating to sales earned but unbilled at the end of each quarter.
The following is the Company’s proposed revised disclosure, which will be included in its Form 10-Q for the quarter ended June 30, 2007, and future reports.
REVENUES
The Company’s accounting policies regarding revenue recognition by segment are as follows:
Water Activities – Most of our water customers are billed quarterly, with the exception of larger commercial and industrial customers, as well as public and private fire protection customers who are billed monthly. Most customers, except fire protection customers, are metered. Revenues from metered customers are based on their water usage multiplied by approved, regulated rates and are earned when water is delivered. Public fire protection revenues are based on the length of the water main, and number of hydrants in service and are earned on a monthly basis. Private fire protection charges are based on the diameter of the connection to the water main. Our water companies accrue an estimate for metered customers for the amount of revenues earned relating to water delivered but unbilled at the end of each quarter.
Real Estate – Revenues are recorded when a sale or other transaction has been completed and title to the real estate has been transferred.
Services and Rentals – Revenues are recorded when the Company has delivered the services called for by contractual obligation.
Customers’ Advances For Construction, Contributed Plant and Contributions In Aid of Construction, page F-8
4.	Please supplementally explain the rate treatment difference between advances from developers and others for main related expenditures that will be refunded, versus plant additions that are financed by a developer and are

Mr. James Allegretto
U.S. Securities and Exchange Commission
August 8, 2007

excluded from the rate base and the cost of service component of your revenue requirements. In this regard, explain the mechanics by which refunds to the developer for advances are made as services are connected to the main including who receives the refunds. An example of a typical situation may be helpful. Finally explain to us how “Non-cash Contributed Plant” is reflected in the general ledger. It appears such plant is recorded in Utility Plant then removed via contra-account.
     The following example describes a typical transaction between the Company and a developer.
     Developer X wishes to provide water service to a new subdivision that will extend off of a Company-financed water main. Developer X and the Company determine that the estimated cost to extend the water main will be $400,000. Developer X provides the Company with cash in the amount of $100,000 and excavates and installs the materials at an estimated cost of $300,000. During construction, the Company utilizes $95,000 of this $100,000 advance to perform construction activities and the developer has spent an additional $295,000 on the project for a total cost of $390,000. A month later, the project has been completed and title passes to the Company.

The Company records the original transaction as follows:

A. Receipt of Cash
Debit – Cash	$100,000
Credit – Advances for Construction – Preliminary Deposits	($100,000)

B. Company spends $95,000 of the Preliminary Deposit
Debit – Advances for Construction – Preliminary Deposit	$95,000
Credit – Cash	($95,000)

The Company records the transfer of ownership of the project from the Developer:

C. Return of unspent Preliminary Deposit
Debit – Advances for Construction – Preliminary Deposit	$5,000
Credit – Cash	($5,000)

D. Record Plant paid for through the Preliminary Deposit
Debit – Non-depreciable Utility Plant	$95,000
Credit – Advances for Construction	($95,000)

E. Record Plant paid for by Directly Developer
Debit – Non-Depreciable Utility Plant	$295,000
Credit – Advances for Construction	($295,000)

Mr. James Allegretto
U.S. Securities and Exchange Commission
August 8, 2007

     Over the life of the agreement between Developer X and the Company (i.e., 10 years), 120 residents of the new subdivision connect to the Company’s water system. Under the terms of the Company’s agreement, Developer X is entitled to refunds of $1,000 per new connection, from the Company. As the Company pays for each new connection, the amount is added to depreciable plant and our rate base. The Company records the following entries:

F. Record refunds to Developer for Customer Connections
Debit – Advances for Construction	$120,000
Credit – Cash	($120,000)

Debit – Depreciable Utility Plant	$120,000
Credit – Non-depreciable Utility Plant	($120,000)
     Upon the expiration of the contract, it is determined that no additional residents of the subdivision have been connected to the Company’s water system. The Company then records the following entry to move the remaining balance related to the original developer advance to Contribution in Aid of Construction.

G. Reclassify amount of Developer Advances that will not be refunded to Contributions in Aid of Construction (Total $390,000 less $120,000 refunded = $270,000)
Debit – Advances for Construction	$270,000
Credit – Contributions in Aid of Construction	($270,000)
     To understand the “rate treatment” differences, the following concept typically applies. If the Company did not invest its own capital in the Construction of Utility Plant it is not part of the rate base upon which rates that customers are charged are based. In the example given above, the only portion of the Journal entries impacting Company rates would be the $120,000 Depreciable Utility Plant component. In the transaction the Company invested its own capital to meet its obligation to the Developer. The $120,000 of Depreciable Utility Plant becomes part of the Company’s rate base and is part of the rate setting process. The Company does not earn a return on plant that was contributed, or the $270,000 in the example above. The $270,000 of plant funded by developers and others is recorded in Utility Plant section of the Balance Sheet as a debit and in the Advances for Construction and Contributions in Aid of Construction section as a credit.
     There is no distinction between non-cash contributed plant from other contributed plant (plant paid for by the Company with developer’s preliminary deposit) on the Balance Sheet. The distinction is made solely for cash flow presentation purposes. The non-cash contributed plant is shown separately as a non-cash item on the Statement of Cash Flows.

Mr. James Allegretto
U.S. Securities and Exchange Commission
August 8, 2007

Note 3: Sale of BARLACO Assets, page F-11
5.	We note your presentation of the $980,000 gain resulting from the sale of the BARLACO land in the line item gain/(loss) on property transactions, which is classified in continuing operations. We further note your disclosure on page F-28 that you classified the gain from this sale in continuing operations because this was a separate real estate transaction and because BARLACO, Inc. was initially formed with the sole purpose of selling land. We understand that the sale of The Barnstable Water Company assets in 2005 and provision for the bargain sale purchase for all the land owned by BARLACO for $1,000,000 were all one agreement and appear to be one transaction. Please tell us why you believe the sale of BARLACO land does not meet the criteria for discontinued operations as part of the discontinued operations presented for the sale of the Barnstable Water Company assets. Further, please specifically address why BARLACO does not meet the criteria in paragraphs 41 and 42 of SFAS 144. Finally tell us the regulatory treatment of the gain on sale of land and assets, respectively and whether any portion of such gain had to be flowed back to ratepayers. We may have further comment.
     BARLACO, as a wholly owned subsidiary of Barnstable Holding Company, and an indirect wholly owned subsidiary of the Company, was established on November 21, 1990 as a Massachusetts business corporation, which under its articles of organization, was intended to be a real-estate company. As part of its normal course of business over the years, it has acquired and sold parcels of land in Massachusetts from time to time. When we acquired Barnstable Holding Company in 2001, BARLACO’s assets (real estate parcels) became part of our Real Estate Transactions segment and was not part of our water utility business.
     The BARLACO real estate was raw land that was never developed. Therefore, we do not believe the land investment held by BARLACO meets the definition of a component of an entity in paragraph 41 of SFAS 144. Our land investments consist of undeveloped real estate with no operations or cash flows. We do not view BARLACO, or any component of our Real Estate Transactions segment, as a separate and distinct operating segment or reporting unit. The sale of the BARLACO land was handled as we do any land sale or disposition.
     We believe the transaction with the Town of Barnstable was made in the ordinary course of business and similar to previous transactions in our Real Estate Transactions segment and should not be treated any differently from past transactions in this segment.
     The sale of the assets of the Barnstable Water Company and the sale of the real estate assets of BARLACO were negotiated independently, although were eventually included in the same agreement.
•	The sale of the Barnstable Water Company and BARLACO were negotiated separately and the BARLACO sale involved negotiations with parties unrelated to the Town of Barnstable. The purchase price for both sets of assets was derived separately and independent of each other.

Mr. James Allegretto
U.S. Securities and Exchange Commission
August 8, 2007

o	The sale price of the water business was based upon statutory guidance and other precedence that governs the prices paid by municipalities and other government agencies for public utility property and operations in reverse privatization transactions. As such, the Company, agreed to the $10 million purchase and sale price proposed by the Town of Barnstable in 2004.

o	The sale of our real estate investments in BARLACO involved negotiations with several parties which started in 2001 (prior to any discussion with the Town for the sale of the water business) and ended with the purchase and sale agreement with the Town that was finalized in 2006. We had offers from developers, land banks, environmental groups and others for all or a portion of the 109 acres of our undeveloped land in Barnstable. The sale was a bargain purchase as the sale price was less than fair value but had economic incentive to the Company. We accepted what we believed at the time was the best and highest offer that could be consummated in a reasonable amount of time. Our decision to sell the land to the Town of Barnstable was independent of our decision to sell the water company assets. We could have chosen not to sell our land investment in Barnstable, but believed a sale was the best economic choice for our shareholders at the time.
     Regulatory treatment of the BARLACO land sale is not applicable. Prior to its May 31, 2007 merger into the Barnstable Holding Company, BARLACO was an unregulated subsidiary, not subject to the regulatory rate setting process in Massachusetts. None of the gain was shared with ratepayers.
Note 7: Fair value of Financial Instruments, page F-15
6.	Explain to us the rate treatment of any gain or loss from interest rate swaps. If such gains or losses are not included in the computation of rates, please explain in detail how you believe you meet the criteria in paragraph 5.b of SFAS 71. In this regard, based upon your gain recognition of assets and land sales and your apparent retention of the favorable ruling from the IRS, please help us understand how your rates are designed with respect to costs as well as revenues. We may have further comment.
     Interim gains and losses associated with the five-year interest rate swap are not included in our regulated cost of service. In the rate setting process in Docket 06-07-08 the Company sought recovery of its actual cost of capital. The annual carrying cost on each series of long-term debt is used to establish a portion of rates charged to customers. In the specific case of the Company’s variable rate $12.5 million 2004 Series variable rate unsecured water facilities bonds, the current effective 5-year fixed rate is utilized in setting rates. Any interim gains or losses, required to be recorded under SFAS 133 are not considered in the rate setting process.

Mr. James Allegretto
U.S. Securities and Exchange Commission
August 8, 2007

     Paragraph 5.b of SFAS 71 stipulates that “The regulated rates are designed to recover the specific enterprise’s cost of providing the regulated services or products.” The gains and losses associated with the swap contract that may be reported during the 5-year period have no net impact over the entire 5-year swap term. As a result, the underlying cost included in customer rates is reflective of the cost of the Company’s providing the regulated services to its customers.
     Overall regulated Company rates are established by following the policies prescribed by the DPUC. These policies require that the Company provide support and evidence covering 3 factors: 1) its annual cost of providing service, 2) the cost of Utility Plant invested to meet the needs of its customers and 3) the cost of financing the Utility Plant investment, including both debt and equity financing. Rate setting is not done on a prescribed schedule. The Company files for new rates when it believes a change is warranted based upon changed circumstances and the application of the 3 factors previously noted. After rate changes are implemented, the actual costs of providing service, investments in Utility Plant and costs of financing that investment change.
     When non-recurring transactions such as land sales or asset sales within the regulated entity occur, the Company must seek and receive specific approval from the DPUC. This approval will typically require regulated accounting treatment for the transaction.
     It should be noted that land sales, such as the BARLACO land sale reported in 2006, did not involve a regulated entity. Prior to its merger into the Barnstable Holding Company in May 2007, BARLACO was a non-regulated real estate company. As a result, the rate setting process was not applicable to BARLACO.
     In other nonrecurring transactions in prior years, which were primarily land sales, the DPUC allowed the Company to retain a significant portion of the gain and tax benefits. The transactions involved sales to organizations that preserved the land for open space use. The DPUC policy was to promote such transactions and as an incentive to our Company, the shareholders were allowed to retain the financial benefits of those transactions.
Note 13: Pension and Other Post-Retirement Employee Benefits (PBOP), page F-19
7.	Please supplementally advise in detail the method by which pension and other post-retirement benefits are included in rates. Please be detailed in your discussion. In this regard, it is unclear as to whether you are recovering your SFAS 87 costs in your most recent rate case. Finally, please tell us how the January 2007 rate decision impacted your decision to create a regulatory asset for the SFAS 158 adoption. We may have further comment.

Mr. James Allegretto
U.S. Securities and Exchange Commission
August 8, 2007

     In any rate increase application the Company files with the state’s rate setting body (DPUC), the Company includes its anticipated pension and other post-retirement benefit costs for the year in which it proposes that rates be increased. Those costs for both pension and other post-retirement benefits are based on SFAS 87 and SFAS 106, as determined by a qualified actuarial firm.
     The actuaries apply the current rules under both SFAS 87 and SFAS 106 to the specific facts of the Company, its Plans and eligible employees to arrive at the estimated costs for inclusion in the rate increase application. The Company has received DPUC approval for full recovery of its SFAS 87 and SFAS 106 costs.
     The January 2007 rate decision of the DPUC was consistent with all prior rate decisions in affirming that collection of pension and postretirement medical costs from our regulated water customers was appropriate. That affirmation was a major factor in the creation of a regulatory asset in our adoption of SFAS 158.
Note 14: Stock Based Compensation Plans, page F-23
8.	Please tell us how you treat dividends on restricted stock grants during the period in which the shares are restricted. Tell us whether the employee is entitled to dividends on restricted stock even in the event the shares are ultimately forfeited.
     Dividends paid on restricted stock granted by the Company are treated the same as dividends on unrestricted shares for financial reporting purposes. During the restriction period, holders of the restricted stock generally have the rights and privileges of a stockholder, including the right to dividends. For further information, please refer to Section 9 of the 2004 Performance Stock Program of the Company, attached as Appendix A to the Company’s proxy statement dated March 15, 2004 filed with the SEC via EDGAR.
Exhibits 31.1 and 31.2
9.	Please confirm to us that the inclusion of the titles of the Chief Executive Officer and Chief Financial Officer in the introductory paragraphs was not intended to limit the capacity in which such individuals provided the certifications. In future filings please omit the titles in the introductory paragraph to conform to the format provided in Item 601(b)(31)(i) of Regulation S-K. Also refer to Question 11 of the Staff’s Frequently Asked Questions regarding the Sarbanes-Oxley Act of 2002 issued in November 2002 and available on our website at www.sec.gov.
     The Company does confirm that it was not intending to limit the capacity of the Chief Executive Officer and Chief Financial Officer with the inclusion of their titles. In future filings, The Company will not include the officer titles when its Chief Executive

Mr. James Allegretto
U.S. Securities and Exchange Commission
August 8, 2007

Officer and Chief Financial Officer provide their certifications required by Item 601(b)(31) in the Company’s periodic reports under the Securities Exchange Act of 1934.
*****************
     In responding to your comments and as you have requested, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its SEC filings; SEC staff comments, or changes to disclosures in response to those comments, do not foreclose the SEC from taking any action with respect to the filing that is the subject of the comment; and the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under United States federal securities laws.
     Once again, thank you for your comments. If you have any questions, please feel free to call me at 860-669-8630 (extension: 3030).

Sincerely,

/s/David C. Benoit

David C. Benoit
Vice President – Finance, Chief Financial Officer and Treasurer
Connecticut Water Service, Inc.

cc:	Ms. Yong Kim
Mr. Mark Fagan (PwC)
Mr. Edward Whittemore (Murtha Cullina)

Exhibit 99.2

STATE OF CONNECTICUT
DEPARTMENT OF PUBLIC UTILITY CONTROL
TEN FRANKLIN SQUARE
NEW BRITAIN, CT 06051

DOCKET NO. 06-07-08	APPLICATION OF THE CONNECTICUT WATER COMPANY TO AMEND RATE SCHEDULES
January 16, 2007
By the following Commissioners:
John W. Betkoski, III
Anne C. George
Jack R. Goldberg
DECISION

DECISION
I. INTRODUCTION
A. Summary
     In this Decision, the Department of Public Utility Control adopts an amended Settlement Agreement dated December 20, 2006, which sets forth a rate increase for the Connecticut Water Company of $10,940,821 over pro forma revenues at current rates of $49,061,970, for total annual revenues of $60,002,791. This rate increase will be phased in over a 15-month period. In this Decision, the rate increase for Phase I amounts to $7,117,772. Therefore, the total allowed annual revenues to be allocated in rates are $56,179,742 for Phase I. The Company agrees not to seek a general rate increase that would become effective prior to January 1, 2010, except under certain extraordinary circumstances.
B. Background of the Proceeding
     The Connecticut Water Company (CWC or Company) currently serves approximately 80,000 customers in 41 towns in Connecticut through 29 separate, non-contiguous water systems. The Company is organized into five regions: Shoreline, Naugatuck, Northern, Unionville and Crystal. Except for the Unionville Region, each of these regions contains multiple water systems. At present, the Company uses several existing rate schedules throughout its regions.
     By application filed on July 18, 2006 (Application), submitted pursuant to Section 16-19 of the General Statutes of Connecticut (Conn. Gen. Stat.) and Sections 16-1-53 et seq. of the Regulations of Connecticut State Agencies (Conn. Agencies Regs.), CWC requested the approval of the Department of Public Utility Control (Department) to amend its existing rate schedules. According to the Application, the Company proposes to increase total annual revenue by $14,629,664, or approximately 30%, over adjusted test year revenues of $48,735,541. The Application contains different rate increases for its regions and, in some cases, specific systems in certain regions. According to the Application, the proposed rates reflect a move toward single tariff pricing as well as specific limitations in consideration of the impact of the designed rates.
C. Conduct of the Proceeding
     By Notice of Inspection dated August 24, 2006, the Department conducted an inspection of the plant and facilities that comprise the Company, commencing August 30, 2006.
     By Notice of Audit dated August 28, 2006, the Department conducted an audit of the Company’s books and records at its offices, 93 West Main Street, Clinton, Connecticut, commencing September 12, 2006.

     By Notice of Hearing dated September 5, 2006, pursuant to Conn. Gen. Stat. § 16-19 and Conn. Agencies Regs. §§ 16-1-53 et seq., the Department held public evening hearings on this matter on September 19, 2006, at the Clinton Town Hall, 54 East Main Street, Clinton, Connecticut; on September 20, 2006, at the Killingly Town Hall, 172 Main Street, Danielson, Connecticut; on September 27, 2006, at the Naugatuck Town Hall, 229 Church Street, Naugatuck, Connecticut; on September 28, 2006, at Farmington Community Center, 321 New Britain Avenue, Unionville, Connecticut; on October 4, 2006, at the Enfield Town Hall, 820 Enfield Street, Enfield, Connecticut; and on October 5, 2006, at the South Windsor Town Hall, 1540 Sullivan Avenue, South Windsor, Connecticut.
     The evidentiary sessions of the hearing were held at the offices of the Department, Ten Franklin Square, New Britain, Connecticut, on September 27 and 28, and October 3, 4, 5, 11, 19, 20, 23, 24 and 30, 2006. On October 30, 2006, the Department continued the hearing without date for the limited purpose of entering Late File Exhibit No. 18, which had yet to be filed, into the record. The Company completed its filing of Late Filed Exhibit No. 18 as of November 15, 2006. Thereafter, by Notice of Close of Hearing dated November 17, 2006, the Department closed the record on this proceeding.
     By filing dated December 4, 2006, the Company submitted a copy of a Settlement Agreement in this proceeding, as signed by the Company, the Office of Consumer Counsel, and the Prosecutorial Unit of the Department (collectively, the Settling Parties). The Settlement Agreement attempted to resolve all outstanding issues in this proceeding. By subsequent filing dated December 7, 2006, the Company filed the proposed rates, the rules and regulations, and customary rate design analyses to implement the Settlement Agreement.
     By Notice of Reopening of Evidentiary Record and Notice of Hearing dated December 8, 2006, the Department reopened the evidentiary record in this proceeding for the limited purpose of obtaining additional information regarding the Settlement Agreement through interrogatories and cross-examination. Pursuant to said Notice, the Department held an additional hearing at its offices on December 14, 2006. Thereafter, the Department again closed the record on this proceeding.
     By letter dated December 19, 2006, the Department denied the Settling Parties’ request to approve the Settlement Agreement, as proposed. However, the Department indicated that it would continue to consider amendments to the Settlement Agreement should they be filed with the Department by December 21, 2006.
     By filing dated December 20, 2006, the Settling Parties offered an amended Settlement Agreement for the Department’s consideration. A copy of the amended Settlement Agreement, as amended, is attached hereto as Attachment B. The Settling Parties requested that the Department review the Settlement Agreement on an expedited basis in order for the new rates to go into effect January 1, 2007.
     On December 28, 2006, the Department issued a draft Decision in this matter. All Parties and Intervenors were provided the opportunity to submit written exceptions to and present oral arguments on the draft Decision.

D. Parties and Intervenors
     The Department designated The Connecticut Water Company, 93 West Main Street, Clinton, Connecticut 06413; and the Office of Consumer Counsel (OCC), Ten Franklin Square, New Britain, Connecticut 06051 as Parties to this proceeding.
     Pursuant to Conn. Gen. Stat. §§ 16-2(f)(5) and 16-19j(a), the Department designated the Prosecutorial Unit of the Department (PRO) as a Party to this proceeding.
     By Motion dated August 14, 2006, the Office of the Attorney General (AG’s Office), Ten Franklin Square, New Britain, Connecticut 06051, requested intervenor status. By letter dated August 23, 2006, the Department granted Intervenor status to the AG’s Office to this proceeding.
     By Motion dated September 14, 2006, the Northeast Connecticut Council of Governments (NECCOG)1 requested party or, alternatively, intervenor status. By letter dated 19, 2006, the Department granted Intervenor status to NECCOG to this proceeding.
E. Public Comment
     The Department conducted the first of five public comment hearings on September 19, 2006, in Clinton. The other four public comment hearings were subsequently held in Killingly, Enfield, South Windsor, Farmington, and Naugatuck. At each of these public comment hearings, the Company gave a short presentation about its Application. According to the Company, several factors compelled it to request a rate increase, including a rise in its operating costs of about 60%, increases in health care and employee wages, and $130 million invested in its infrastructure.
     The public comment hearings were attended by several state and municipal officials, including: State Senator John A. Kissel, State Representatives Ruth Fahrbach, Kathy Tallarita and Demetrios Giannaros, Vernon Mayor Ellen Marmer, First Selectman William Fritz of Clinton, Killingly Town Chairwoman Janice Thurlow, and Unionville Town Council Chairman Mike Clark. All of the above provided their comments concerning the Application. In particular, Senator Kissel and Representative Fahrbach spoke about their concerns about the possible impact of the Application on senior citizens and other constituents on fixed incomes and the municipalities they represent. Senator Kissel also asked the Company to consider a special rate for customers whose income meets certain qualifications or live on fixed incomes. Representative Giannaros commented that he shared his constituents’ concerns of how the increase would affect customers and strongly opposed the Company’s proposal. Mayor Marmer asked that the Company take into consideration that many of the towns it serves already have fiscal budgets in place. She suggested the possibility of phasing in the rate increase for town buildings and fire protection. Chairwoman Thurlow noted that the Crystal and Gallup Divisions just experienced a rate increase less than a year ago. She voiced her concerns about the effect that another rate increase would have on customers in those divisions. She further commented on how the proposed increase would affect the northeast Connecticut region, which is deemed to be among the poorest areas in Connecticut in terms of income and poverty rate.

[1]	NECCOG is a regional council of governments created and acting pursuant to Conn. Gen. Stat. § 4-124i et seq.

     For the most part, most of the customers who attended the hearings and spoke on the record expressed concerns about the impact that higher rates would have on customers with fixed incomes. They also objected to the size of the Company’s requested rate increase. Several customers questioned the Company’s decision in waiting 15 years to file this Application. Several customers at the hearing in Killingly mentioned the noticeable taste of chlorine in water from their system. A Unionville Division customer noted that a 30% surcharge is already included in his bill. He expressed concern that the proposed rate increase would be in addition to that surcharge. Another Unionville Division customer described the Company’s failure to address his dirty water complaint.
     A number of customers commented that they would rather pay an increased price for water than sacrifice water quality. Although they did not want a rate increase, they understood that the Company has also experienced cost increases in addition to the capital improvements the Company has made.
     Mr. Andizeas of Farmington, a former director of the Unionville Water Company, expressed the need for a viable water service. Although he also did not want his water bill to increase, he understood that the proposed increase would assure the continued viability of the Company.
     The Department has received over 55 letters from customers commenting on the Application. Comments contained in these letters were largely objections to the level of increase requested by the Company. The Department is also in receipt of a transcript for a town meeting held by the Town of South Windsor on September 19, 2006. A portion of this transcript addresses the Town of South Windsor’s opposition to the proposed rate increase. The Department is further in receipt of written comments submitted by the Middlesex County Chamber of Commerce (MCCC) in support of the Application. MCCC stated that the Company has earned a reputation as a reliable service provider with a proven record of providing quality customer service.
     The Department notes that no public comment was offered at the reopened hearing on December 14, 2006, which was held for the limited purpose of obtaining additional information regarding the Settlement Agreement.
F. Administrative Notice Taken
     The Department has taken administrative notice of a section of the transcript to the August 16, 2006 hearing in Docket No. 06-05-10, Application of Birmingham Utilities for Rate Adjustment. Specifically, administrative notice is taken of pages 1452 through 1489, which relates to the cross-examination of and testimony by Mr. John Guastella relative to the weather normalization study he performed on behalf of Birmingham Utilities, Inc. in that proceeding. Response to Interrogatory WA-196; and Tr. 10/19/06, p. 1161.
     By way of Interrogatory WA-147, CWC was asked whether it objected to the Department taking administrative notice of a number of financial data sources. In response, the Company stated no objection. Response to Interrogatory WA-147. Therefore, the Department has also taken administrative notice of the following:

(a)	Recent and historical U.S. Treasury Rates (90-day, 180-day, 10-year, 20-year and 30-year) as reported in the Wall Street Journal and online at:
(1) www.bankrate.com/brm/ratewatch/leading-rates.asp; and

(2) www.ustreas.gov/offices/domestic-finance/debt-management/interest- rate.
(b)	Allowed ROEs (source: Regulatory Research Associates, Inc. Regulatory Focus: Major Rate Case Decisions: January 1985 to December 2005, pp. 4-5);

(c)	Latest S&P Stock Guide;

(d)	Latest S&P Bond Guide;

(e)	Value Line: Water Industry Group, latest edition;

(f)	Blue Chip Economic Indicators, latest edition through the end of this proceeding; and

(g)	Ibbotson Associates, Stocks, Bonds, Bills and Inflation (SBBI) 2006 Yearbook, 2006 edition, including Basic Series exhibit and Determination of the Discount Rate exhibit.
II. DEPARTMENT ANALYSIS
A. Settlement Agreement
     By filing dated December 4, 2006, the Department received a Settlement Agreement jointly signed by the Settling Parties with a stated intent to resolve all outstanding issues in this proceeding. This Settlement Agreement is the result of settlement negotiations simultaneously conducted by the Settling Parties “in an attempt to craft a resolution of this case that was fair to all stakeholders, was sensitive to consumers’ preference for a smoother rate plan than the initial proposal and allowed CWC to earn a reasonable return of and on its investment.” Settlement Agreement, p. 1. The Settlement Agreement: (1) “represents an integrated set of trade-offs and compromises in order to achieve the goal of a fair resolution”; (2) “reflects the concerns voiced by customers as well as state and local officials that a phased-in increase that mitigates the customer impacts would be preferred rather than a one-time rate increase”; and (3) “balances customer impacts against CWC’s need to charge rates that reflect its costs of rendering service.” Id.
     On December 7, 2006, the Company filed the proposed rates, rules and regulations, and customary rate design analyses for implementation of the Settlement Agreement.
     In response to the Department’s letter dated December 19, 2006, which rejected the Settlement Agreement as proposed, the Settling Parties submitted an amended Settlement Agreement on December 20, 2006.

     The amended Settlement Agreement seeks approval of $10,940,821, or 22.3%, in increased revenues, which is significantly less than that sought in the Application. This rate increase would be phased in over a 15-month period in two phases. Amended Settlement Agreement, p. 2. Phase I is an increase of $7,117,772, or 14.5%. The allowed rate schedules would be based upon the rate design set forth in Late Filed Exhibit No. 18, but adjusted pro rata across-the-board to reflect the 14.5% increase. In Phase II, the Company’s rates would be increased across-the-board to generate a revenue increase equivalent to $3,823,049 (6.8% of the 2007 allowed revenues) plus the amortization of the regulatory asset created by the deferral of $318,580 in revenue per month from January 2007 through and including March 2008.
     The amended Settlement Agreement further allows the Company to request a reopening of this proceeding on or about January 30, 2008. The reopened docket would be for the limited purpose of allowing a further rate adjustment based upon increases (totaling no more than $15.5 million) in rate base arising from additional plant that is Company-funded and placed in service on or before December by 31, 2007, less: (a) the 2007 increment to accumulated depreciation; and (b) the additional deferred taxes related to liberalized depreciation as of December 31, 2007.
     As stated in Conn. Gen. Stat. § 16-19jj, “The Department of Public Utility Control shall, whenever it deems appropriate, encourage the use of proposed settlements produced by alternative dispute resolution mechanisms to resolve contested cases and proceedings.”
     In the instant docket, the Department has deemed it appropriate to utilize a proposed settlement by an alternative dispute resolution mechanism for the following reasons:
•	The principal component of the proposed rate increase is due to CWC significantly expanding the size of its utility operations (including the size of its service territories through various acquisitions of other water utilities), customer growth, and increases to its rate base due to the addition and replacement of utility plant since the Decision dated March 27, 1991, in Docket No. 90-06-24, Application of Connecticut Water Company to Increase Its Rates to All Customers (1991 CWC Rate Case Decision), the Decision dated March 3, 1999, in Docket No. 98-09-08, Application of Unionville Water Company for a Rate Increase (1999 Unionville Rate Case Decision), and the Decision dated December 28, 2005, in Docket No. 05-07-08, Application of Crystal Water Company of Danielson to Amend Rate Schedules (2005 Crystal Rate Case Decision);

•	An on-site audit of the Company’s books was conducted, on-site inspections of its plant and facilities were performed, interrogatories were issued and hearings were held to clarify data contained in the Application and to obtain further information related to the Application;

•	The Company has a solid history of completing capital projects in a timely manner;

•	With the exception of the Phase II reopener to be filed on or about January 30, 2008, the Company has agreed not to file a new application for a general increase in rates pursuant to Conn. Gen. Stat. § 16-19 that would become effective prior to January 1, 2010, unless such request is based upon unanticipated substantial and material cost increases incurred as a result of changes in law, administrative requirements or accounting standards, or due to force majeure events; and

•	The Settling Parties agree that the resolution of matters covered by the amended Settlement Agreement is in the best interest of the Company’s customers, the public and the Parties.
B. Operating Revenues
     1. General
     In the Application, the Company listed test year revenues for CWC, Crystal and Unionville of $41,537,134, $2,778,099 and $3,138,010, respectively, for a test year combined total of $47,453,243. Adding pro forma adjustments of $1,282,298, the Application originally stated $48,735,541 in pro forma revenues at present rates. Application, Schedule C-2.0. The Company requested an increase of $14,629,664 for total annual revenues at proposed rates of $63,365,205. Application, Schedule C-1.0.
     Over the course of several filings dated October 13 and 16, and November 2, 3, 8, 13, 14 and 15, 2006, CWC filed Late Filed Exhibit No. 18, which constitutes its final revisions to the Application’s exhibits and schedules to reflect the corrections and revisions prompted by the Department and the Parties through interrogatories and cross-examination. In particular, by filing dated November 3, 2006, the Company submitted its revised operating income summary, Revised Schedule C-1.0, which reaffirmed pro forma annual revenues at present rates as $48,735,541, but restated pro forma annual revenues at proposed rates as $63,720,880. As a result, the Company slightly raised its requested increase in annual revenues to $14,985,339 [$63,720,880 - $48,735,541], or approximately 30.75%. Late Filed Exhibit No. 18, Revised Schedule C-1.0.
     The above pro forma revenue amounts include adjustments for weather normalization that were determined through the use of a methodology (Base Load Methodology) that “takes into consideration these clear trends in the non-weather sensitive winter or base load and the weather sensitive summer or ‘weather load’.” Guastella PFT, p. 16. Under the Base Load Methodology, the Company adjusted pro forma revenues at present rates for weather normalization purposes by a net reduction of $1,052,387.
     The OCC, the AG and PRO all argued that the calculation of a weather normalization adjustment using the Base Load Methodology is inconsistent with past Department precedence. OCC Brief, p. 58; AG Brief, p. 4; and PRO Reply Brief, p. 4. The OCC further contended that this methodology is additionally flawed in that it fails to also normalize consumption by the non-residential classes. OCC Brief, p. 59. Therefore, the OCC, the AG and PRO conclude that revenues are significantly understated. OCC Brief, p. 61; AG Brief, p. 4; and PRO Reply Brief, p. 4.

     As a result of negotiations between the Settling Parties on this issue, the amended Settlement Agreement reflects an increase of $326,429 to pro forma revenues at present rates. Amended Settlement Agreement, p. 2; and Tr. 12/14/06, pp. 1654-1655, 1656. This adjustment represents the portion of pro forma annual revenues at present rates that the Settlement Parties agreed is associated with weather normalization and, therefore, should be included. Tr. 12/14/06, p. 1654. Accordingly, pro forma revenues at present rates amount to $49,061,970 [$48,735,541 + $326,429] under the amended Settlement Agreement. Amended Settlement Agreement, p. 2.
     The amended Settlement Agreement negotiated a rate increase of $10,940,821. The Settling Parties arrived at this amount by reducing the proposed rate increase of $14,985,339, as stated in Late Filed Exhibit 18, by a net adjustment of $4,044,518, as negotiated by the Settling Parties. Amended Settlement Agreement, p. 2. Without regard to the proposal to phase-in the rate increase in two phases, the $10,940,821 represents an increase of 22.3% over pro forma revenues at current rates of $49,061,970.
     The Department has reviewed the level of pro forma revenues sought in the amended Settlement Agreement. The Department finds that, on balance, the $10,940,821 in pro forma annual revenues at present rates used in the amended Settlement Agreement are reasonable and acceptable for purposes of the Settlement Agreement.
     The Department’s approval of the level of pro forma revenues sought in the amended Settlement Agreement should not be construed as being favorable to the use of the proposed Base Load Methodology to determine an adjustment to reflect weather normalization. Rather, it simply acknowledges that the Settling Parties have agreed upon a reasonable and acceptable weather normalization adjustment as a result of their negotiations.
     2. Phase I Revenues
     The amended Settlement Agreement proposes to phase-in the rate increase over a 15-month period. Phase I of the phased-in rate increase would result in an increase of $7,117,772, or 14.5%, over pro forma revenues at present rates. Amended Settlement Agreement, p. 2. Therefore, total allowed annual revenues as a result of Phase I would amount to $56,179,742 [$49,061,970 + $7,117,772]. The amended Settlement Agreement stipulates that the proposed rate schedules designed to generate this additional revenue will become effective for service rendered on and after January 1, 2007. Id.
     3. Phase II Revenues
     Phase II of the phased-in rate increase is an additional increase of $3,823,049, which is 6.8% of the 2007 allowed revenues. Amended Settlement Agreement, p. 2. In addition, Phase II includes the amortization of the regulatory asset created by the deferral of $318,580 in revenue per month from January 2007 through and including March 2008, which represents the portion of the phased-in rate increase that is being deferred for 15 months.

     4. 2008 Limited Reopener
     The amended Settlement Agreement allows for CWC to file a request for a limited reopening of the instant docket on or about January 30, 2008 (2008 Limited Reopener). The purpose of the 2008 Limited Reopener would be restricted to the consideration of a further adjustment to annual revenues for increases in rate base related to additional plant funded by the Company and placed in service by the end of 2007. The amended Settlement Agreement notes that the total amount of the increases in rate base cannot exceed $15.5 million. Id., p. 2. Furthermore, that amount to be considered would be less the 2007 increment to accumulated depreciation, and the additional deferred taxes related to liberalized depreciation by the end of 2007. Id., pp. 2-3.
C. Rate Design
     1. Existing Rate Structures
          a. General
     CWC was last granted a rate increase by Decision dated March 27, 1991, in Docket No. 90-06-24, The Connecticut Water Company — Application for Rate Increase for All of its Customers (1991 CWC Rate Case Decision). Since that Decision, the Company has acquired a number of other water companies that were subsequently merged with and into the Company. For the most part, the then-existing rate schedules of those companies were inherited by the Company and have largely remained in use in the respective service areas of the former companies. At present, most of the Company’s customers are billed according to four separate rate schedules. These rate schedules are applied according to the Company’s four divisions: the CWC Division, the Crystal Division, the Gallup Division and the Unionville Division. The current service areas for these divisions are essentially the same service areas of CWC, The Crystal Water Company of Danielson, The Gallup Water Service, Inc., and The Unionville Water Company prior to two merger Decisions recently rendered that ultimately resulted in the merger of these entities with and into CWC.
     As previously described in Section II.B.1, above, CWC is also organized into five regions: Shoreline, Naugatuck, Northern, Unionville and Crystal. The CWC Division’s rate schedule applies to customers in the Shoreline, Naugatuck and Northern Regions. The Unionville Division’s rate schedule applies solely to customers in the Unionville Region. The Crystal Region contains both the Crystal Division and the Gallup Division, each according to its own separate rate schedule.
          b. CWC Division Rate Schedule
     Except for 924 seasonal customers on the Sound View system in the Shoreline Region, the Company bills customers in the CWC Division on a metered basis. Application, Schedule E-1.0; and Late Filed Exhibit No. 17.1. These customers are billed a meter service charge according to meter size, and a commodity charge based on a four-block rate structure. Response to Interrogatory WA-85; Revised Exhibit WA-85.1. The seasonal customers are billed a flat rate per season for each premise. Id.

     The CWC Division rate schedule also incorporated the rate schedules of the former Masons Island Company Water Supply (Masons Island), SDC Water Company (SDC) and Bay Mountain Water Company (Bay Mountain). These systems were acquired by the Company by Decisions dated October 15, 1997, Docket No. 97-02-02, Application of the Connecticut Water Company to Purchase the Assets of Bay Mountain Water and SDC Water Company and for Country Squire Company to Purchase the Assets of the Country Squire Water Company, and February 25, 1998, in Docket No. 97-09-43, Application of The Connecticut Water Company for Approval of Sale of Assets of the Masons Island Water Company Water System to the Connecticut Water Company. Customers on the systems of these acquired companies have continued to be billed according to the respective rate schedules of these companies. All customers on the Bay Mountain system and the SDC system are billed according to a single meter service charge and a one-block commodity charge that was approved for their respective former company. All customers on the Masons Island system are billed a meter service charge depending on whether they have a 5/8-inch or a 1-inch meter, and a commodity charge based on two-block declining rate structure. Id.
     Private fire protection customers are billed quarterly based on the size of their service connection. Public fire protection customers are billed monthly based on a hydrant charge and an inch-foot charge. No private or public fire protection charges have been approved for the Masons Island, Bay Mountain and SDC systems. Id.
          c. Crystal Division and Gallup Division Rate Schedules
     CWC acquired both Gallup and Crystal in 1999.2 However, both companies remained subsidiaries of the Company and retained their respective rate schedules. By Decisions dated April 27, 2005, in Docket No. 05-01-14, Joint Application of The Gallup Water Service, Incorporated and The Crystal Water Company of Danielson to Merge The Gallup Water Service, Incorporated with The Crystal Water Company of Danielson (2005 Crystal/Gallup Merger Decision), and April 20, 2006, in Docket No. 06-02-02, Joint Application of The Crystal Water Company of Danielson, The Unionville Water Company and The Connecticut Water Company to Merge The Crystal Water Company of Danielson and The Unionville Water Company with and into The Connecticut Water Company (2006 Crystal/Unionville/CWC Merger Decision), both companies were ultimately merged with and into CWC. Although currently operated as the Crystal Region, the service areas of Gallup and Crystal are separately identified as the Gallup Division and the Crystal Division to reflect that each division still has its own rate schedule. Subsequent to the 2005 Crystal/Gallup Merger Decision, the Department had approved a 21.35% across-the-board rate increase for these two divisions by Decision dated December 28, 2005, in Docket No. 05-07-08, Application of Crystal Water Company of Danielson to Amend Rate Schedules (2005 Crystal Rate Case Decision).

[2]	Decision dated April 7, 1999, in Docket No. 98-11-03, Application of the Connecticut Water Service, Inc. for Approval to Own Common Stock of Gallup Water Service, Inc. (1999 Gallup Acquisition Decision); and Decision dated August 4, 1999, in Docket No. 99-03-23, Application of Connecticut Water Services Inc. for Approval to Own Common Stock of Crystal Water Utilities Corporation (1999 Crystal Acquisition Decision).

     Customers of both divisions are billed a meter service charge according to meter size. The Gallup Division has a single commodity rate block applicable to all customer classes, whereas the Crystal Division has a single commodity rate block for all residential consumption but a two-block declining rate structure for each non-residential class (i.e., commercial, industrial and public authority). Id. Also, as a result of Gallup’s acquisition of Brookside Water Company in 1993, the Gallup Division’s rate schedule includes a separate meter service charge only applicable to customers of the Brookside system.3
     Private fire protection customers in both divisions are billed based on the size of their service connection. In the Crystal Division, public fire protection customers are billed quarterly based on a hydrant charge and an inch-foot charge for pipe sized six inches or more in diameter. The inch-foot charge for the Crystal Division’s Plainfield system remains significantly lower than the inch-foot charge for the rest of that division. In the Gallup Division, public fire protection customers are billed quarterly based on hydrant charge and inch-foot charge. Response to Interrogatory WA-85; Revised Exhibit WA-85.1.
          d. Unionville Division Rate Schedule
     The Company acquired Unionville by Decision dated October 23, 2002, in Docket No. 02-04-27, Joint Application of The Connecticut Water Service, Inc. and The Unionville Water Company for Approval of Connecticut Water Service, Inc. to Acquire All the Common Stock of Unionville Water Company (2002 Unionville Acquisition Decision). The Company bills customers of the Unionville Division a meter service charge according to meter size, and a commodity charge based on a three-block declining rate structure. Id.
     In Docket No. 02-04-27, the Parties to that proceeding reached a Settlement Agreement that would have resulted in a 30% across-the-board increase to Unionville’s rates and charges. The 30% increase is to cover the costs of an interconnection with the Metropolitan District Commission (MDC). As a condition of the 2002 Unionville Acquisition Decision, the Department required that the rate increase instead be reflected on customers’ bills as a surcharge that will be subject to a retroactive refund to ratepayers to the extent that Unionville’s total revenues exceed certain levels. 2002 Unionville Acquisition Decision, p. 8. The 30% surcharge went into effect in May 2003, the in-service date of the interconnection with the MDC.
     Private fire protection customers are billed based on the size of their service connection. Public fire protection customers are billed quarterly based on a hydrant charge and inch-foot charge for pipes sized six inches or more in diameter. Fire protection charges are also subject to the 30% surcharge. Response to Interrogatory WA-85; Revised Exhibit WA-85.1.

[3]	Decision dated September 1, 1993, in Docket No. 92-12-07, Application of the Merger of Brookside Water Company into The Gallup Water Service, Inc.

          e. Other Rate Schedules by Contract
     In the Naugatuck Region, the Company currently serves approximately 348 residential customers, 4 commercial customers and 6 public authority customers in the Town of Middlebury (Middlebury). By Decision dated April 8, 2001, in Docket No. 01-04-21, Application of the Connecticut Water Company for Approval of a Special Main Extension Agreement with the Town of Middlebury (2001 CWC/Middlebury Agreement Decision), CWC and Middlebury entered into a special contract that extended Middlebury’s distribution system and interconnected it with the Company’s Naugatuck system (Middlebury-Heritage system). The Middlebury-Heritage system had its own existing schedule of fees and charges, which the Company retained as a result of that Decision. The Company bills the customers of the Middlebury-Heritage system a meter service charge according to meter size and a commodity charge based on a two-block inclining rate structure. Response to Interrogatory WA-85; Revised Exhibit WA-85.1. Middlebury-Heritage’s fire protection customers are currently billed monthly based on a hydrant charge and inch-foot charge. Id.
     In accordance with Agreement No. 4.06-04(84) dated July 18, 1984, entered into by CWC and the Department of Transportation of the State of Connecticut, the Company supplies water to Bradley International Airport in Windsor Locks, Connecticut (Bradley). Response to Interrogatory WA-86, and Exhibit WA-86-2, p. 1. The Bradley system serves no residential customers, just commercial and public authority customers. As a result of the Agreement, customers on the Bradley system are billed according to a schedule of fees and charges at 60% of CWC’s current rates. Response to Interrogatory WA-85; Revised Exhibit WA-85.1.
     2. Cost of Service Study
     The Company performed a pro forma company-wide cost of service study for use in determining its revenue allocation and rate design proposals. Guastella PFT, Exhibit JFG-1. The pro forma cost of service study is based on the Base-Extra Capacity method, which identifies and classifies the various cost components comprising the revenue requirement and allocates the functionalized costs among the customer classes. It also incorporates a fire service cost allocation within the format of the study. Guastella PFT, p. 4.
     To perform the study, CWC’s investment in plant was analyzed by account and the facilities in the account were assigned a design function. The functions used are: base, extra capacity maximum day, extra capacity peak hour, and customer. Under the Base-Extra Capacity method, base costs include costs that relate to the average use of water. As some facilities are sized for just the maximum day and the peak hour, some costs are allocated on that basis. This method also recognizes that some of the facilities that are used for base service are also used on the maximum day and peak hour. Thus, this method also allocates some costs on a combination of uses. In the end, there’s an array of allocations of costs based on their design and how they are used by the Company’s customers. Guastella PFT, pp. 4-5; and Tr. 10/03/06, pp. 368-369. This method of performing cost of service is the predominant method for allocating costs in the water industry. Tr. 10/03/06, p. 372.

     3. Proposed Rate Design and Single Tariff Pricing
     The amended Settlement Agreement stipulates that meter service charges, commodity charges and fire protection charges would be based upon the rate design set forth in Late Filed Exhibit No. 18. These charges would be adjusted pro rata across-the-board to reflect the 14.5% increase in Phase I and the resulting increase in Phase II. Amended Settlement Agreement, p. 4.
     The rate design presented in Late Filed Exhibit No. 18 stays reasonably close to what the Company initially proposed in the Application. The Company’s rate design was done in a two-step process. First, the costs associated with meters and services, less the portion allocated to fire service, were divided by the number of connections to develop the annual customer or service charge to the smallest meter size, the 5/8-inch meter. Monthly and quarterly rates for a 5/8-inch meter are calculated by dividing the annual rate by 2 or 4, respectively. The rates for larger meter sizes were developed by taking the service charge for the 5/8-inch meter and multiplying it by a meter capacity ratio (i.e., a multiplier which recognizes that the amount of water able to flow through a meter differs by the size of the meter). The seasonal customers are billed three times but only once for the service charge, which is priced at the annual level because the customer costs are essentially the same as for year-round customers.
     Once the service charges are calculated and applied to the billing units from the pro forma billing analysis for each class of customer, the revenues to be derived from the service charges are subtracted from the total revenues allocated to each customer class, and the balance is then divided by the consumption for each class of customer in order to determine the designed rate per thousand gallons for each class of customer.
     The Company states that the resulting rate structure is easier to understand and easier for billing purposes, and also promotes conservation while remaining cost justified. Guastella PFT, pp. 8-9.
     With its proposed rate design, CWC makes a move toward single tariff pricing to eventually equalize the rates paid by all of its customers. Guastella PFT, p. 3; Exhibit JFG-1, Schedule 19; and Response to Interrogatory WA-81. The proposed move is based on the pro forma company-wide cost of service study. Guastella PFT, Exhibit JFG-1. Based upon on the rate schedules filed in the original Application, roughly 89% of CWC’s proposed revenues would be generated under its proposed single-tariff pricing. Response to Interrogatory WA-81.
     As a general policy approach, rate reductions were avoided but not necessarily without exception. Guastella PFT, p. 13; and Response to Interrogatory WA-81. More importantly, limitations were set on the rate increases for some divisions to lessen rate impacts. Relative to the rate design proposed in the original Application, rates for the Crystal and Gallup Divisions were restricted to an overall 25% increase; the Unionville Division’s rates were limited to a 30% overall increase in addition to the 30% surcharge that is now in effect. Also, as required by contract or agreement, the rate increase for customers of the Bradley system was restricted to reflect rates that are 60% of CWC’s rates, whereas the rate increase to customers of the Middlebury-Heritage system was limited to the overall increase. Guastella PFT, p. 13. The proposed rate design makes a significant move towards single tariff pricing; however the gains made by the proposed rate design are hampered to some extent by the imposed limitations. The following list details what is accomplished by the proposed rate design:

•	Meter service charges are the same for all divisions except for the Bradley and Middlebury-Heritage systems, due to contract provisions;

•	Commodity charges are uniform in terms of having separate rates for each customer class, except where limited by contract provisions or percentage increases;

•	Public fire protection charges for hydrant fees and the newly proposed linear feet charges, reflect single tariff pricing for all divisions except for the Crystal Division and the Bradley system;

•	Private fire protection service charges reflect single tariff pricing for all divisions except for the Crystal and Gallup Divisions, due to the general policy approach to avoid rate reductions; and

•	Seasonal usage rates reflect single tariff pricing; however, there remains a difference in seasonal service charges for the customers of the Masons Island system and all other CWC Division systems because of a policy decision to avoid rate decreases.
Response to Interrogatory WA-81.
     4. Fire Protection Service
     In its Application, the Company proposes to change the manner in which it charges municipalities for public fire protection from an inch-foot charge to a linear-foot charge. Exhibit JFG-1, Schedule 16. The Company believes that a more accurate way for it to charge for public fire service is to use a linear-foot charge. Unlike inch-foot charges, a linear-foot charge is not affected by whether a water main is sized to transmit water to a neighboring town. Tr. 10/03/06, pp. 475-476. In its presentation, the Company stated that the inch-foot quantities have become less accurate for allocating public fire capacity costs to the various municipalities. Because water mains have been sized to transmit water across municipal bounds in order to meet demands of customers in other areas, the inch-feet in any one municipality no longer reflects the flow capacity needed only by that particular municipality. Accordingly, the allocation of inch-feet to and from municipalities has become more complex, burdensome and less meaningful as a measure of allocating relative fire service capacity costs. In order to mitigate the problem, a rate per linear-foot is being recommended as a reasonable alternative. Guastella PFT, p. 10.
     As the case progressed, the Company noticed one aberration in the proposed linear-foot charge. Compared to the inch-foot charge, the linear-foot charge obviously reduces bills for customers with larger-than-average mains and increases them for customers with smaller-than average mains. One area in which this shift would have resulted in disruptive rate increases was the private right-of-way fire protection customers. Typically a condominium association or a commercial shopping center, these customers often have small (approximately, 6-inch) mains that they paid for via a customer contribution. The modified rates in Exhibit JFG-1 (October 25, 2006 supplement) address this concern by creating a modified linear-foot charge for these customers.

     The proposal for the change in rate design for fire protection service is also reasonable as it more properly aligns the charges with the service being provided while also mitigating adverse rate impacts.
     5. Proposed Uniform Schedule of Special Charges
     Each of the Company’s major divisions (CWC, Crystal and Unionville) currently uses its own schedule of special charges that differs from the other divisions’ in terms of the types of services and customer-caused charges billed for and their corresponding rate levels. (Although the Crystal Division and the Gallup Division currently have separate schedules for meter service charges, commodity charges and fire protection charges, they share a common schedule of special charges as a result of the 2005 Crystal Rate Case Decision.) The customers of the Middlebury-Heritage system are also billed according to its own schedule. In addition, two systems (SDC and Bay Mountain) were allowed to preserve their respective fees for disconnection, reconnection and late payment when they were acquired by CWC. Furthermore, customers of the Masons Island and Bradley Airport systems are currently not subject to any special charges.
     In this proceeding, the Company proposes to consolidate these various schedules into a uniform schedule of special charges for use across all of its divisions. As a result of this consolidation, the Company found a number of existing charges that it proposes to eliminate: the meter installation fee and the service call fee in the CWC Division; the meter storage charge and the collection charge in the Unionville Division; and the backflow preventer test charge and the hydrant test charge in the Crystal and Gallup Divisions. The proposed uniform schedule of special charges also seeks to introduce several new charges: an unauthorized hydrant use fee, an unauthorized water use fee, charges for curb box repairs, and a cross connection second notice fee.

     The proposed schedule of special charges is as follows:
Proposed Schedule of Special Charges4

Service Turn On/Off and Meter Charges	Proposed Rate
Service turn off (normal hours)	$40
Service turn off (after hours)	$60
Service turn on (normal hours)	$40
Service turn on (after hours)	$60
Service turn on — large meter > 2” (normal hours)	$40
Service turn on — large meter > 2” (after hours)	$60
Service turn on at curb (normal hours)	$40
Service turn on at curb (after hours)	$60
Service turn on — seasonal activation	$20
Frozen meter charge	$50
Frozen meter charge (after hours)	$75

Miscellaneous Fees and Charges
Bulk water account activation	$50
Bulk water commodity charge	commercial metered rate
Unauthorized hydrant use	$200
Unauthorized water use	$200
Curb box repairs — equipment required	$300
Curb box repairs — hand dug	$100
Cross connection notice fee	$40

Collection Fees
Returned check fee	$30
Late payment fee	1.5%/month
     The Department has reviewed the uniform schedule of special charges proposed by the Company. Of the six special charges being eliminated, the Department finds that five are redundant in light of other special charges, fire protection charges and jobbing fees. As for the collection fee, its elimination is prompted by Company policy. Therefore, the Department finds the elimination of these six charges to be acceptable as proposed. Relative to the new special charges the Company proposed to introduce, the Department finds them to be acceptable for use. As for the remainder of the proposed uniform schedule, the Department finds the proposed charges to be reasonable.

[4]	Exhibit MPW-3.

     6. Rate Design Pursuant to Amended Settlement Agreement
     The Company submitted the rates schedules proposed for Phase I. December 7, 2006 Filing, Revised Exhibit E.1.0. These rate schedules are attached hereto as Appendix B. The amended Settlement Agreement stipulates that the above schedule of special charges would be implemented on January 1, 2007, and would not be further adjusted until April 1, 2008. Amended Settlement Agreement, p. 4. The Department believes that, within the context of the amended Settlement Agreement, the rate schedules proposed for Phase I are reasonable and acceptable.
     7. South Coventry Water Company
     South Coventry’s schedule of approved rates and charges consists of a single meter service charge for all meter sizes, a single block commodity rate for residential customers, a two-block declining commodity rate structure for non-residential customers, and four miscellaneous service charges (i.e., late payment charge, bad check charge, termination charge and reconnection charge). This schedule was most recently amended by Decision dated September 29, 2004, in Docket No. 04-06-20, Application of South Coventry Water Supply Company for a Rate Increase (South Coventry Rate Case Decision).
     By Decision dated September 20, 2006, in Docket No. 06-06-21, Application of Connecticut Water Service, Inc., The Connecticut Water Company & South Coventry Water Supply Company, Inc. for a Change of Control of South Coventry Water and Its Merger with and Into The Connecticut Water Company, the Department approved the merger of South Coventry with and into CWC. As a result of that Decision, South Coventry’s rate schedule remains intact and, therefore, does not affect this Application. However, for the purposes of presenting the Company’s approved rates in their entirety, the rate schedule approved in the South Coventry Rate Case Decision is also included in Appendix A, below.
D. Return on Equity
     The amended Settlement Agreement provides CWC with a 10.125% allowed return on equity (ROE). The ROE allowed by the amended Settlement Agreement is below the 11.25% allowed ROE originally requested by the Company but is greater than the 9% allowed ROE recommended by the OCC during the proceeding. Tr. 12/14/06, pp. 1713-1716. The amended Settlement Agreement also incorporates CWC’s proposed capital structure that consists of Long-term Debt, Common Equity and a Short-term Debt Equivalent which was incorporated to balance the proposed ratemaking capitalization with the proposed ratemaking rate base. The amended Settlement Agreement results in an allowed return on rate base of 8.07%. Amended Settlement Agreement, Attachment C. The amended Settlement Agreement provides the following capitalization and average cost of capital computation:

Class of Capital	Amount ($)	% of Total	Cost	Weighted Cost
Short-term Debt Equivalent	$14,457,255	8.24%	5.62%	0.46%
Long-term Debt	69,911,052	39.84%	5.89%	2.35%
Common Equity	$91,101,888	51.92%	10.125%	5.26%

Total	$175,470,195	100.00%	—	8.07%
Amended Settlement Agreement, Attachment C.
     The Department has reviewed the 10.125% ROE that the Settling Parties have incorporated into the amended Settlement Agreement and finds it acceptable. The Department finds the Settling Parties proposal to incorporate the Short-term Debt Equivalent to be somewhat out of the range of the Department’s normal practice, but will make no further conclusions to either the acceptability or reasonableness of this concept for future ratemaking precedent. Since the amended Settlement Agreement represents the outcome of the Settling Parties’ give and take during negotiations, the Department has not attempted to make any further conclusions regarding the amended Settlement Agreement’s proposed ratemaking capital structure or rates of return.
E. Accounting Issues
     The amended Settlement Agreement obviated the need to address accounting issues going forward. Depreciation rates, amortization amounts and amortization periods are addressed in the amended Settlement Agreement. Other accounting issues were not specifically addressed. The approval of the amended Settlement Agreement does not reflect approval of any specific accounting practice presented by the Company in its original Application.
F. Customer Service Issues
     1. Proposed Rules and Regulations
     At present, CWC, Crystal and Unionville operate under separately approved rules and regulations. For consistency, the Company proposes a uniform set of Rules and Regulations for use in all divisions. Westbrook PFT, pp. 5-6; and Schedule H-2.0(f). The proposed Rules and Regulations are based primarily on CWC’s current Rules and Regulations, which were approved by the Department in February 2001. Westbrook PFT, p. 5. The proposed Rules and Regulations reflect: (a) revisions to update certain sections according to current practices and regulatory requirements; (b) the reordering, rearrangement and renumbering of several items for the purposes of clarification; and (c) changes that would facilitate ease of understanding by customers and by employees who must interpret and apply these rules. Id. The Department has reviewed the proposed Rules and Regulations and hereby finds them generally acceptable for use on a company-wide basis, with one exception, as discussed below.
     The Company’s proposed Rules and Regulations include a new section that would allow for the Company to designate certain year-round accounts as seasonal. Specifically, Section IV(e) states, “The Company may require that a premise be designated as a seasonal account, even if the property is approved for year-round use, if the customer requests that service be suspended during the winter months more than two times.” Schedule H-2.0(f), Proposed Rules and Regulations, p. 6. The Company states that its request to designate certain year-round accounts as seasonal is driven by its labor costs. Tr. 9/27/06, p. 24. The Company explained that to make the service available on a seasonal basis, it has to be turned on and off every season, unlike regular customers who are turned on once and might be there for years without having to have a service call. If a year-round customer repeatedly requests service to be turned on and turned off, the costs to the Company are not covered in year-round residential rates. Tr. 9/27/06, pp. 24-25.
     The Company’s CWC Division currently only has fees for turning services on, but not for turning services off. However, the Company’s proposed schedule of special charges for use in all divisions includes separate fees for service termination and service reconnection. Exhibit MPW-3. These two charges should allow the Company to recover any labor costs not covered by the meter service charge and the commodity charge directly from the customers who voluntarily request abbreviated service. Therefore, Section IV(e) is unnecessary and should be removed.
     The Department notes that Section D.3 of the amended Settlement Agreement states, “Rules and regulations governing customer service and related items will include all changes requested by Department staff during the public hearings.” (Emphasis added.) Although the removal of Section IV(e) from the Company’s proposed Rules and Regulations was not formally requested by the Department during the hearing, the Company indicated that it would be open to further revision by the Department. Accordingly, the Company will be ordered to submit for the Department’s review and approval, amended Rules and Regulations that eliminates that section.
     2. Customer Service
     The Company has seven staff positions and one floater position at the Central Call Center to handle calls to its 1-800 customer service number from all of its regions. Response to Interrogatory CA-04. In addition, the Company continues to staff regional offices with local contacts that are familiar with their service areas. Between the Shoreline, Naugatuck, Northern, Crystal, and Unionville regional offices, the Company has a total of 11 customer service staff positions and one floater position to handle walk-in customers for payments and inquiries, process customer service related work orders (e.g., as meter exchanges, estimated bills, account transfers), and provide radio dispatch and field personnel support. Id. The Company’s floater positions provide additional coverage and support in the event of vacations, absences and other fluctuations in available staff. Id.
     The Company strives to maintain an annual goal of less than 5% of all incoming phone calls being abandoned by customers. The Department’s review of certain statistics from its phone call management system for the 12-month period from August 2005 to July 2006, finds that the Company has met this goal in eight of the 12 months. Response to Interrogatory CA-05. The Company does not have a goal for reducing call hold times experienced by customers. Although its phone call management system compiles statistics for average call time, it does not report hold times. The Company is, however, aware that excessive hold times may lead customers to abandon calls before they can be assisted. Id.

     Since 1993, the Department has issued an annual Customer Complaint (Scorecard) that compares the number of customers’ complaints regarding high bills, billing disputes, terminations of service, payment arrangements, quality of service and outages that the Department’s Consumer Assistance and Information Unit receives. The most recent Scorecard was issued in February 2006 for calendar year 2005. The Department’s review of its Scorecard for 2005 shows that the Department has received no complaints that involved the inability of a customer to get through to the Company’s call center or being left on hold for excessive lengths of time.
     The Department commends the Company for the initiatives it has implemented since its last rate case Decision in 1991 and its commitment to quality customer service. Relative to abandoned calls and hold times, the Department expects that the Company will endeavor to further achieve its goal of reducing abandoned calls and consider some means to monitor and address customer hold times.
     3. Bill Statement
     In the 2005 Crystal Rate Case Decision, the Department directed Crystal to show service charges and commodity charges separately on its customers’ bill statements. At present, CWC’s bill statement does not separate these charges. Response to Interrogatory CA-02.
     In light of the above, the Company proposes to modify its bill statement to show these charges separately for all customers of CWC and its operating divisions. Id. Accordingly, the Department will order the Company to file a revised bill statement for the Department’s approval at least 10 days before its implementation.
     4. Certification Form of Serious Illness or Life Threatening Situation
     The Company was asked how it handles a customer who claims to have a serious illness or a life threatening situation when a serviceman is at his home to terminate service. The Company noted that such customers have 13 days prior to the termination date to provide a doctor’s note attesting to a serious illness or a life threatening situation. The Company hopes that such customers would make use of this timeframe to either provide the appropriate documentation or make payment arrangements. Tr. 9/27/06, pp. 20-21. In the event that such a customer has taken neither action by the time the Company intends to terminate service, the Company testified that it contacts the customer’s doctor.
     Conn. State Agencies Regs. § 16-3-100(e)(2) makes reference to a certification form that each utility company should provide to a customer’s doctor when initial certification of serious illness or life threatening situation done over the phone:
A registered physician’s certification of serious illness or life threatening situation shall be sufficient if initially made by telephone, subject to the right of the utility company to confirm the validity of the physician’s call. If the certification is made by telephone, the utility company shall send to the physician a copy of its certification form, and the certifying physician shall complete and return the certification form to the company no later than seven days after receipt of such form. All certification forms shall contain information required by the department, including but not limited to the following: (A) The name and address of the patient, (B) whether the condition is a serious illness or a life threatening situation, (C) the length of the serious illness or life threatening situation, and (D) the certifying physician’s office address and telephone number.
     Accordingly, the Department directs the Company to develop such a form and file it with the Department for its approval.
III. FINDINGS OF FACT
1.	In its Application, the Company originally proposed a revenue increase of $14,629,664.

2.	In Late Filed Exhibit No. 18, the Company sought a revised revenue increase of $14,985,339.

3.	The Settling Parties executed a Settlement Agreement on December 4, 2006.

4.	An amended Settlement Agreement was filed on December 20, 2006.

5.	The amended Settlement Agreement reduced the revenue increase to $10,940,821.

6.	The amended Settlement Agreement provides for a limited reopening of this proceeding for revenue requirements related to increases in rate base arising from additional plant funded by the Company and placed in service on or before December 31, 2007.

7.	The amended Settlement Agreement increases the Company’s pro forma revenues at present rates of $48,735,541 by a net adjustment of $326,429.

8.	For the purposes of the amended Settlement Agreement, pro forma revenues at present rates are $49,061,970.

9.	Phase I allows for an increase in total annual revenues of $7,117,772.

10.	Total allowed annual revenues as a result of Phase I would amount to $56,179,742.

11.	The amended Settlement Agreement negotiated an allowed return on equity of 10.125%.

12.	The amended Settlement Agreement results in an allowed return on rate base of 8.07%.

13.	The Company’s Rules and Regulations include a new policy that allows it to designate certain year round services as seasonal.

14.	The Crystal Division is the only division that currently issues bill statements that separate the meter service charge from the commodity charge.

15.	The Company intends to submit a revised bill statement, similar to on currently used in the Crystal Region, for use on a company-wide basis.

16.	The Company does not currently have a standard medical certification form available for use when a customer claims a serious illness or a life threatening situation.
IV. CONCLUSION AND ORDERS
A. Conclusion
     Based on the foregoing, the requested increase in annual revenues and the proposed rate schedules filed in CWC’s Application are hereby denied. The Department concludes that the amended Settlement Agreement is in the public interest and is supported by evidence in the record. Therefore, the Department adopts the amended Settlement Agreement as part of the Decision in this matter. In this first phase, total annual revenues of $56,179,742 and the proposed rates set forth in Revised Schedule E.1.0 and Schedule of Special Charges dated December 7, 2006, are hereby approved subject to the Company’s compliance with the Orders listed below.
     For a residential customer on a 5/8-inch meter with typical quarterly usage of 18,000 gallons, his quarterly bill would increase (decrease) from $108.17 to 124.55 in the CWC Main Division, from $119.97 to 114.06 in the Gallup Division, from $89.43 to $96.74 in the Crystal Division, and from $78.24 (surcharge included) to $76.99 in the Unionville Division.5
B. Orders
1.	On or before January 31, 2007, the Company shall submit to the Department under its own letterhead or official tariff designation the approved rates and special service charges to be rendered on and after January 1, 2007, as prescribed in Appendix A attached hereto.

2.	On or before February 7, 2007, the Company shall file for the Department’s review and approval a medical certification form in conformance with to Conn. Agencies Regs. § 16-3-100(e)(2).

3.	On or before January 31, 2007, the Company shall file for the Department’s review and approval an amended copy of its Rules and Regulations in accordance with Section II.F.1, above.

4.	On or before January 24, 2007, the Company shall file a revised bill statement that separates the meter service charge from the commodity charge. Said revised bill statement shall be filed with the Department for its review and approval at least 10 days prior to implementation on a company-wide basis.

[5]	Usage in the Unionville Division is currently billed in cubic feet, but will be billed in gallons as a result of this proceeding. Typical residential usage of 18,000 gallons per quarter is comparable to 2,400 cubic feet.

APPENDIX A: SCHEDULE OF APPROVED RATES AND CHARGES
CONNECTICUT WATER COMPANY
SCHEDULE OF APPROVED RATES AND CHARGES
(Effective January 1, 2007)
CONNECTICUT WATER DIVISION
Year-Round Meter Service Charges

Meter Size	Monthly Charge	Quarterly Charge
5/8”	$7.44	$22.31
3/4”	11.15	33.46
1”	18.59	55.76
1 1/2”	37.18	111.54
2”	59.48	178.45
3”	111.54	334.60
4”	185.89	557.66
6”	371.77	1,115.32
8”	594.84	1,784.50
10”	892.80	2,677.20
Year-Round Water Commodity Charges

Customer Class		Charge per 1,000 Gallons
Residential	All consumption	$5.680
Commercial	All consumption	4.971
Industrial	All consumption	4.228
Public Authority	All consumption	4.662
Seasonal Meter Service Charges

Meter Size	Per Season
5/8”	$89.28
3/4”	133.81
1”	223.09
1 1/2”	446.18
2”	713.60
3”	1,339.20
4”	2,232.00
Seasonal Water Commodity Charges

Charge per Thousand Gallons	$11.670
Charge per Hundred Cubic Feet	8.729

CONNECTICUT WATER DIVISION (continued)
Private Fire Protection Charges

Service Connection Size	Per Quarter
2”	$32.41 each
3”	73.08 each
4”	101.64 each
6”	238.57 each
8”	421.66 each
10”	650.90 each
12”	926.30 each

Private Rights of Ways
Hydrant Charge (per quarter)	$45.82 each
Linear-Foot Charge (per month)	$0.06189
Public Fire Protection Charges

Hydrant Charge (per quarter)	$45.82 each
Linear-Foot Charge (per month)	$0.07737
Linear-Foot Charge — Bradley Field (per month)	$0.04642
Bradley Field
60% of Regular Connecticut Water Division Rates

MIDDLEBURY-HERITAGE SYSTEM
Meter Service Charges

Meter Size	Quarterly Charge
5/8”	$11.29
3/4”	16.93
1”	39.51
1 1/2”	129.83
2”	169.35
3”	338.70
4”	564.49
6”	1,128.97
8”	1,806.40
10”	2,596.70
12”	3,274.10
Water Commodity Charges

		Quarterly Charge
Customer Class	Quarterly	Charge per 1,000 Gallons
All Customer Classes	First 50,000 gallons	$4.290
	Over 50,000 gallons	5.645
Water Rates for Middlebury Terrace Well System Users (Flat Rate)

All Quantities of Water Used	$106.00 per residence
Public Fire Protection Charges

Hydrant Charge (per quarter)	$45.82 per hydrant
Linear-Foot Charge (per month)	$0.07737
BAY MOUNTAIN SYSTEM and SDC SYSTEM
Meter Service Charge

Meter Size	Quarterly Charge
5/8”	$22.31
Water Commodity Charge

Customer Class		Charge per 1,000 Gallons
Residential	All consumption	$5.097

MASONS ISLAND SYSTEM
Year-Round Meter Service Charges

Meter Size	Quarterly Charge
5/8”	$22.31
3/4”	33.46
1”	55.76
Year-Round Water Commodity Charges

Customer Class		Charge per 1,000 Gallons
Residential	All consumption	$5.097
Seasonal Meter Service Charges

Meter Size	Per Season
5/8”	$177.63
1”	414.26
Seasonal Water Commodity Charges

Charge per 1,000 Gallons	$11.62
SOUNDVIEW, POINT O’WOODS & WHITE SANDS SYSTEMS
Seasonal Flat Rate Charges

Single	$335
Duplex	770
Triplex	1,005
Quadplex	1,340
Commercial	502

CRYSTAL DIVISION
Meter Service Charges

Meter Size	Quarterly Charge
5/8”	$22.31
3/4”	33.45
1”	55.77
1 1/2”	111.54
2”	178.44
3”	334.62
4”	557.67
6”	1,115.31
8”	1,784.52
10”	2,677.20
Water Commodity Charges

Customer Class		per 1,000 Gallons
Residential	All consumption	$4.135
Commercial	All consumption	$3.335
Industrial	All consumption	$2.280
Public Authority	All consumption	$3.171
Private Fire Protection Charges

Service Connection Size	Per Quarter
4” or less	$161.85 each
6”	367.85 each
8”	654.76 each
10”	1,022.60 each
12”	1,471.36 each
Public Fire Protection Charges

Hydrant Charge (per quarter)	$45.82 each

Linear-Foot Charge (per month)
Plainfield	$0.03135 per linear-foot
Brooklyn	0.07737 per linear-foot
Killingly (except Borough of Danielson)	0.03882 per linear-foot
Borough of Danielson	0.15789 per linear-foot
Thompson	0.07737 per linear foot

GALLUP DIVISION
Meter Service Charges

Meter Size	Quarterly Charge
Brookside system only:
5/8” & 3/4”	$22.31
All other systems:
5/8”	$22.31
3/4”	33.45
1”	55.77
1 1/2”	111.54
2”	178.44
3”	334.62
4”	557.67
6”	1,115.31
Water Commodity Charges

Customer Class		per 1,000 Gallons
Residential	All consumption	$5.097
Commercial	All consumption	$4.273
Industrial	All consumption	$4.336
Public Authority	All consumption	$4.336
Private Fire Protection Charges

Service Connection Size	Per Quarter
4” or less	$101.64 each
6”	238.57 each
8”	421.66 each
Public Fire Protection Charges

Hydrant Charge (per quarter)	$45.82 each
Linear-Foot Charge (per month)	$0.07737 per linear-foot

UNIONVILLE DIVISION
Meter Service Charges

Meter Size	Quarterly Charge
5/8”	$22.31
3/4”	33.46
1”	55.76
1 1/2”	111.54
2”	178.45
3”	334.60
4”	557.66
6”	1,115.32
Water Commodity Charges

Customer Class		per 1,000 Gallons
Residential	All consumption	$3.038
Commercial	All consumption	$2.460
Industrial	All consumption	$2.108
Public Authority	All consumption	$2.107
Private Fire Protection Charges

Service Connection Size	Per Quarter
4”	$101.64 each
6”	238.57 each
8”	421.66 each
10”	650.90 each
12”	926.30 each
Public Fire Protection Charges

Hydrant Charge (per quarter)	$45.82 each
Linear-Foot Charge (per month)	$0.07737 per linear-foot

SOUTH COVENTRY SYSTEM
Meter Service Charges

Meter Size	Monthly Charge	Quarterly Charge
All Meters	$8.85	$26.56
Water Commodity Charges

	Monthly Charge	Quarterly Charge
Customer Class	(per 100 cubic feet)	(per 100 cubic feet)
Residential
All Consumption	$5.4767	$5.4767

Commercial & Industrial
First 3,333 cubic feet	$5.4767
Excess of 3,333 cubic feet	3.3173

First 10,000 cubic feet		$5.4767
Excess of 10,000 cubic feet		3.3173
Miscellaneous Service Charges

Termination Charge	$40.00

Reconnection Charge	40.00

Bad Check Charge	10.00

Late Payment Charge	The greater of $2.00 or 1.25% per month on the outstanding balance for monthly accounts unpaid 34 days from the date of mailing, or quarterly accounts unpaid 64 days from the date of mailing.

SCHEDULE OF SPECIAL CHARGES
(All Divisions except South Coventry system)
Service Turn On/Off and Meter Charges

Service turn off (normal hours)	$40
Service turn off (after hours)	$60
Service turn on (normal hours)	$40
Service turn on (after hours)	$60
Service turn on — large meter > 2” (normal hours)	$40
Service turn on — large meter > 2” (after hours)	$60
Service turn on at curb (normal hours)	$40
Service turn on at curb (after hours)	$60
Service turn on — seasonal activation	$20
Frozen meter charge	$50
Frozen meter charge (after hours)	$75
Miscellaneous Fees and Charges

Bulk water account activation	$50
Bulk water commodity charge	commercial metered rate
Unauthorized hydrant use	$200
Unauthorized water use	$200
Curb box repairs — equipment required	$300
Curb box repairs — hand dug	$100
Cross connection notice fee	$40
Collection Fees

Returned check fee	$30
Late payment fee	1.5% per month*

*	Calculation of Late Payment Fee Interest Charges:
The interest charges are applied at the time of billing and are applied to past due amounts only. Monthly customers would have a one-month interest charge applied at the time of billing and a quarterly customer would have a three-month interest charge applied at the time of billing (3 times the monthly interest rate).

APPENDIX B: AMENDED SETTLEMENT AGREEMENT
STATE OF CONNECTICUT
DEPARTMENT OF PUBLIC UTILITY CONTROL

APPLICATION OF THE CONNECTICUT	:
WATER COMPANY TO AMEND RATE	:
SCHEDULES	:	December 20, 2006
SETTLEMENT AGREEMENT
     This Settlement Agreement is made as of the 20th day of December 2006 by and among The Connecticut Water Company (“CWC”), the Office of Consumer Counsel (“OCC”) and the Prosecutorial Staff of the Department of Public Utility Control (“PRO”). CWC, OCC and PRO are sometimes referred to individually as a “Party” and collectively as the “Parties.”
Background
     1. On July 18, 2006, CWC filed an application for a rate increase of $14,600,000 or approximately 30% over present rates (the “Application”). This was the first CWC rate increase request in 16 years. The Application also requested a variety of changes to the CWC rules and regulations and the fees applicable to miscellaneous services. The Department of Public Utility Control (the “Department”) opened a rate proceeding referred to as Docket No. 06-07-08 in order to review the request.
     2. The Parties participated fully in the administrative litigation of this proceeding including extensive discovery, an audit, 6 evening public comment sessions and 11 days of public hearings at the Department’s offices. The Office of the Attorney General also participated as an intervenor, as did the Northeast Connecticut Council of Governments. During this process the Department compiled an extensive amount of record evidence. At the conclusion of the administrative proceeding, CWC filed updated evidence that resulted in a final rate increase request of $14,985,000.
     3. The Parties simultaneously conducted settlement negotiations in an attempt to craft a resolution of this case mat was fair to all stakeholders, was sensitive to consumers’ preference for a smoother rate plan than the initial proposal and allowed CWC to earn a reasonable return of and on its investment. This Settlement Agreement sets forth that resolution and is submitted to the Department for its review and approval. This Agreement also responds to concerns raised by the Department following a public hearing to consider a prior version of the Agreement dated December 4, 2006.
     4. This Settlement Agreement represents an integrated set of trade-offs and compromises in order to achieve the goal of a fair resolution of this proceeding. It reflects the concerns voiced by customers as well as state and local officials that a phased-in increase that mitigates the customer impacts would be preferred rather than a one-time rate increase. It also balances customer impacts against CWC’s need to charge rates that reflect its costs of rendering service. As more fully set forth in section E below, none of the Parties necessarily finds any particular element of the Settlement Agreement reasonable standing apart from the rest of the Agreement.
A.	Basic Elements of Phased-in Rate Increase
     1. The allowed revenue requirements as a result of the Application without regard to the phase-in are calculated as follows:

Proposed rate increase (LFE 18)	$14,985,339
Settlement adjustments	(4,044,518)

Rate increase	$10,940,821
     The allowed increase includes an adjustment to pro forma revenues at current rates of $326,429 over CWC’s requested pro forma revenues at current rates as shown on LFE 18. The $326,429 was, therefore, backed out of the rate increase. These adjustments result in total pro forma revenues after the rate increase of $ 60,002,791, an increase of 22.3% over pro forma revenues at current rates.
     2. This rate increase shall be phased in over a 15-month period. The first phase shall be effective for service rendered on and after January 1, 2007. The second phase shall be effective for service rendered on and after April 1, 2008.
     a. The first phase is an increase of $7,117,772 or 14.5%.
     b. The second phase is an increase of $3,823,049 (6.8% of 2007 allowed revenues) plus the amortization of the regulatory asset created by the deferral and described in paragraph C. 4. below. This phase of the increase reflects the revenue requirements arising from the rate base treatment of the balance, as of April 1, 2008, of the deferred portion of the total 22.3% increase and the beginning of the
20-yr amortization of the regulatory asset representing the deferral. Detailed calculations describing the creation of the regulatory asset are shown in Attachment A. The second phase will also include the adjustments that result from the 2008 limited reopener described in paragraph B below.
B.	2008 Limited Reopener
     1. In addition to the phased-in rate increase described in paragraph A, CWC shall file, on or about January 30, 2008, a request to reopen Docket No. 06-07-08 for the limited purpose of allowing a further rate adjustment based upon
     a. increases in rate base arising from additional plant funded by CWC and placed in service on or before December 31, 2007 (but in no event more than $15.5 million) less

     b. the 2007 increment to accumulated depreciation less
     c. the additional deferred taxes related to liberalized depreciation (Act 282) as of 12-31-07.
This net rate base addition shall be multiplied by the allowed rate of return of 8.07% and a tax multiplier of 1.4156. CWC shall also be allowed to recover the additional property taxes on the 2007 plant additions based upon the latest actual mill rates then in effect, plus the depreciation expense related to the CWC funded 2007 plant additions. All of the foregoing items shall be documented by evidence submitted by CWC and subject to such additional discovery and cross examination as the Department, OCC or other participants shall deem appropriate.
     2. No other adjustments to expense, revenue, rate base or rate of return shall be considered in the 2008 limited reopener. The Department shall review the levels of proposed increase using its customary procedures and no increase shall be implemented based on the limited reopener except as approved by the Department.
     3. Illustrative calculations demonstrating the mechanical aspects of the limited reopener rate adjustment and the implementation of the second phase of the initial rate increase are shown in Attachment B.
C.	Detailed Elements of Phased-in Rate Increase
     1. The allowed return on equity shall be 10.125% in place of the CWC requested return of 11.25%. Using the CWC proposed capital structure, this results in an allowed return on rate base of 8.07%. The return on rate base calculation is shown in Attachment C.
     2. Allowed rate base as of December 31,2006 shall be $175,470,195 based upon the information in LFE 18.
     3. Depreciation shall remain at current rates. This reduction, when combined with disallowances of O&M expenses will result in a reduction of approximately $2 million, including the disallowance of the Company’s SERP expense. Total allowed O&M expenses are $28,391,394.
     4. CWC shall record deferred revenue of $318,580 per month from January 2007 through and including March 2008. This represents the portion of the phased in rate increase that is being deferred for fifteen months. The deferred principal amount shall be included in rate base and CWC shall begin to amortize that amount over a 20-year period.
     5. Other amortization amounts and amortization periods shall be as reflected in CWC’s application as updated through LFE 18.
     6. A summary of these key elements is shown in tabular form in Attachment

D.	Rate Design
     1. Meter charges, consumption charges and fire protection charges shall be based upon the rate design set forth in LFE-18, adjusted pro rata across the board to reflect the initial 14.5% increase. The same approach will be employed for the April 1, 2008 increase.
     2. As of January 1, 2007, special and miscellaneous charges will be implemented as set forth in LFE-18 and will not be further adjusted on April 1, 2008.
     3. Rules and regulations governing customer service and related items will include all changes requested by Department staff during the public hearings.
     4. Rates, rules and regulations complying with this Settlement Agreement will be filed on or about December 5, 2006.
E.	Other issues
     1. Upon Department approval of the Settlement Agreement in its entirety, CWC agrees that it shall not file a new application for a general increase in rates pursuant to section 16-19 of the General Statutes that would become effective prior to January 1, 2010, provided that CWC reserves the right to request rate relief that would become effective prior to January 1, 2010 if CWC incurs or will incur unanticipated substantial and material cost increases as a result of changes in law, administrative requirements or accounting standards, or due to force majeure events such as acts of God, strikes, lockouts, acts of the public enemy, wars, riots, landslides, lightning, earthquakes, fires, storms, floods, breakage or accident to machinery or lines of pipe, line freeze ups, and other cause, whether the kind herein enumerated, or otherwise, and whether caused or occasioned by or happening on account of the act or omission of CWC, which is not in the control of CWC and which by the exercise of due diligence CWC is unable to prevent or overcome, occurring after the date of this Settlement Agreement
     2. The record in this proceeding provides sufficient evidence on which the Department can rely to make a determination that the Settlement Agreement is reasonable and in the public interest and that the resulting rates comply with applicable law.
     3. The Parties waive the right to submit briefs prior to the Department issuing a Draft Decision approving or rejecting the Settlement Agreement.
     4. The Parties agree that this Settlement Agreement is in the public interest.
     5. This Settlement Agreement is intended to be an integrated document. As such, the terms contained herein are interdependent and not severable, and they shall not be binding upon, or deemed to be an admission or concession by any Party, or to represent the positions of the Parties, if the Settlement Agreement is not fully approved by the Department. If the Department does not approve this Settlement Agreement in its entirety, it shall be deemed withdrawn, it shall not constitute a part of the record in this or any other administrative or judicial proceeding, shall not be admissible as evidence or be used for any purpose whatsoever in this or any other administrative or judicial proceeding, and each Party shall be free to advocate any position on any of the issues addressed by the Settlement Agreement in this or any other administrative or judicial proceeding, unless the Parties agree otherwise.
     6. The Parties shall support the Settlement Agreement before the Department, any other public forum and any court to which an appeal may be taken, shall do nothing to undermine the integrity of the Settlement Agreement and shall take all such action necessary on a cooperative basis to secure approval and implementation of the provisions of the Settlement Agreement.
     7. The discussions which have produced this Settlement Agreement have been conducted on the explicit understanding that all offers of settlement and discussions relating thereto are and shall be privileged and confidential, shall be without prejudice to the position of any Party presenting such offer or participating in any such discussions, and are not to be used in any manner in connection with this or any other administrative or judicial proceeding involving any or all of the Parties or otherwise.
     8. This Settlement Agreement does not represent an admission or concession by the Parties as to the proper disposition of any issue not related to this Settlement Agreement in any future proceeding before the Department, any court or any other administrative agency. It does not signify the Parties’ agreement with any claim or claims made by any Party in this case. This Settlement Agreement or any of its terms shall not prejudice the positions that the Parties may take on any issue in any future proceeding not related to this Settlement Agreement during the term of this Settlement Agreement before the Department, the courts or any other administrative agency, and shall not be admissible as evidence therein or in any proceeding not related to the matters covered by this Settlement Agreement before the Department, the courts or any other administrative agency and shall not be deemed an admission or concession by any of the Parties in regard to any claim or position taken by any other of the Parties in such proceedings. The Settlement Agreement is not intended to establish precedent in such proceedings. Nothing contained herein shall be construed as a waiver of, or limitation upon any Party’s right to raise any issues contained herein in any subsequent docket not related to this Settlement Agreement during the term of this Settlement Agreement.

          IN WITNESS WHEREOF, each of the Parties has duly executed this Settlement Agreement as of the date set forth above.

THE CONNECTICUT WATER COMPANY

By:	/s/ David C. Benoit David C. Benoit
Chief Financial Officer, Vice-President-
Finance and Treasurer

MARY J. HEALEY CONSUMER COUNSEL

By:	/s/ Richard E. Sobolewski Richard E. Sobolewski
Supervisor of Technical Analysis

PROSECUTORIAL STAFF OF THE DEPARTMENT OF PUBLIC UTILITY CONTROL

By:	/s/ Miriam L.Theroux Miriam L.Theroux

Attachment A of Amended Settlement Agreement
DN 06-07-08 Settlement Agreement Revised 12-20-06
Deferred Revenues 2007 Jan $ 318,587 Feb 318,587 — 637,174 Mar 318,587 — 955,751 April 316,587 — 1,274,348 May 318,587 — 1,592,935 June 318,587 — 1,911,522 July 318,587 — 2,230,109 Aug 318,587 — 2,548,696 Sept 318,587 — 2,867,283 Oct 318,587 — 3,185,870 Nov 318,587 — 3,504,457 Dec 318,587 — 3,823,044 2008 Jan 318,587 — 4,141,631 Feb 318,587 — 4,460,218 March 318,587 — 4,778,805 —

Attachment B of Amended Settlement Agreement
Attachment B How the Amount of the rate Increases will be Determined
DN 06-07-08 Settlement Agreement Revised 12-20-06
1 Rate increase effective January 1, 2007 2 3 increase (Attachment C, line 26) $7,117,772 — 4 5 Rate increase effective April 1, 2008 6 7 A. Amount of increase that had been deferred (Attachment C, line 27) $3,823,049 a 9 B. Increase in revenues related to amortization of regulatory deferral 10 Amortization of amount that had been deferred 11 Deferred Amount (Attachment A) $4,778,805 12 Amortization period in years 20 238,940 — 13 14 C- Increase in Revenues related to Expenses of new plant in Service ( a.1 below) 15 Property Taxes on Additional Plant In Service 16 Additional Plant in Service (as calculated on line 39 below) TBD 17 Mi! rates from latest property tax bills TBD TBD — 18 Depreciation 19 Depreciation expense on CWC funded additional plant in Service TBD 20 21 D. Increase in Rate Base 22 Deferred Revenues at March 31, 2008 (Attachment A) S 4,776.805 23 Amortization (see line 12 above) (238.940) 24 Additional CWC funded Plant in service (Line 46) TBD 25 Additional Ace Depreciation (as calculated on line 51 below) ( TBD ) 26 Additional Deferred Income Taxes (as calculated on line 56 below) (TBD) — 27 Total Increase in Rate Base TBD 28 Rate of Return (Attachment C) 8.07% —
29 Increase in Operating income {Line 27 times line 28) TBD 30 Tax Multiplier (Exhibit WASTT-01 Line 8 1 Line 6) 1.4156 TBD —— — 31 32 Total Increase (Linos 7, 12, 17, 19 & 30) 33 — 34 35 (a) Additional Plant in Service (Company & Developer funded) 36 (a.1) Additional Plant Placed in Service 37 Plant in Service at December 31, 2007 TBD 38 Plant in Service in rate base (Attachment C, line 1) (364,503,403)
— 39 Increase in Plant in Service (Line 37 — Line 38) 40 41 (a.2) Additional Developer Punded Plant 42 Developer Advances and CIAC a1 December 31, 2007 TBD 43 Developer Advances and CIAC in rate base (Attach C. Iine12) (67,426,375} — 44 Increase in Developer Advances and CIAC (line 42 — line 43) 45 46 (a.3] Increase in CWC funded plant (line 39 — line 44) TBD (Not to exceed $15.5 million) — 47 46 (b) Additional Accumulated Depreciation 49 Ace Depreciation at December 31,2007 TBD 50 Ace Depreciation in rate base (Attachment C, line 2) (102,066,209)
— 51 Increase in Accum Depreciation (line 49 — Line 50) 52 53 (c) Additional Deferred Income Taxes 54 Def Inc Taxes Lib Depreciation at 12-31-07 TBD 55 Def Inc Taxes Lib Depreciation in rate base (Attachment C, line 9) (25,789,187)
— 56 Increase in Deferred Income Taxes (line 54 — line 55)

Attachment C of Amended Settlement Agreement
DN 06-07-08 Settlement Agreement Rate Base
1 Plant in Service $364,803,483 2 Less Reserve Depreciation (102,066,209) — 3 Net Plant In Service 262,737,274 4 5 Working Capital 4,474,639 5 Prepaid/Deferred Tax Assets 13,645,293 7 Other Rate Base Additions 797,228 8 Deferred Income Taxes 9 Liberalized Depreciation (282) (25,789,187) 10 All Other (283) (12,906,113) 11 Other Rate Base Deductions 12 Developer Advances and CIAC (67,426,375) 13 Unamortized Land Gain (62,564) — 14 Rate Base $175,470,195 —
15 16 17 Capitalization aND Average Cost of Capital Weiqhted 18 % of total Cost Cost 19 Short-term Debt Equivalent $ 14,457,255 8.24% 5.62% 0.46% 20 Long-term Debt 69,911,052 39.84% 5.89% 2.35% 21 Common Equity 91,101,888 51.92% 10,125% 5.26% —— —— — 22 Total Capitalization $175,470,195 100.00% 8.07% — 23 24 Operating IncomE e and Return on i ate base 25 Operating Revenues Current Rates $ 49,061,970
26 Revenue Increase Jan 07 7.117,772
27 Deferred Revenue Increase (08) 3,823,049
— 28 Operating Revenues allowed 60,002,791
29 30 Operation & Maintenance Expense 28,391,394
31 Depreciation and Amortization 6,063,059
32 Property Taxes 4,900,182
33 Payroll Taxes 818,005
34 Federal Income Taxes 5,390,594
35 State Income Taxes 822,259
— 36 Operating Expenses 46,385,493
37 38 Other Income (net) 543,146
— 39 40 Operating Income $ 14,160,444
— 41 42 Return on Rate Base L (40) / L (14) 8,07%

APPLICATION OF THE CONNECTICUT WATER
COMPANY TO AMEND RATE SCHEDULES
This Decision is adopted by the following Commissioners:
John W. Betkoski, III
Anne C. George
Jack R. Goldberg
CERTIFICATE OF SERVICE
     The foregoing is a true and correct copy of the Decision issued by the Department of Public Utility Control, State of Connecticut, and was forwarded by Certified Mail to all parties of record in this proceeding on the date indicated.

/s/ Louise E. Rickard Louise E. Rickard	Jan. 16, 2007 Date
Acting Executive Secretary
Department of Public Utility Control